EXHIBIT (d)(2)

NEWPORT NEWS SHIPBUILDING INC.

CONFIDENTIAL & PRIVILEGED

March 23, 2001

General Dynamics Corporation
3190 Fairview Park Drive
Falls Church, Virginia 22042

Gentlemen:

      In connection with your consideration of a possible negotiated transaction (a “Transaction”) with Newport News Shipbuilding Inc. (“NNS”), NNS is prepared to make available to you certain information which is non-public, confidential or proprietary in nature regarding NNS and which may be disclosed either in written form or orally (the “Evaluation Material”).

      By execution of this letter agreement (the “Agreement”), you agree to treat all Evaluation Material confidentially and to observe the terms and conditions set forth herein. For purposes of this Agreement, Evaluation Material shall include all information, regardless of the form in which it is communicated or maintained (whether prepared by NNS or otherwise) that contains or otherwise reflects information concerning NNS that you or your Representatives (as defined below) may be provided by or on behalf of NNS in the course of your evaluation of a possible Transaction. The term “Evaluation Material” shall also include all reports, analyses, notes, compilations, forecasts, studies or other documents or information prepared by you or your Representatives that are based on, contain or reflect any Evaluation Material (“Notes”). The term “Representatives” shall include your directors, officers, employees, partners, affiliates, agents, advisors, lawyers, accountants, consultants and financial advisors or representatives.

      The term “Evaluation Material” does not include any information that (i) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by you or any of your

Representatives, (ii) is or was available to you on a non-confidential basis from a source other than NNS or its affiliates or advisors, provided that the source of such information was not known by you or any of your Representatives, after reasonable investigation, to be bound by a confidentiality agreement with NNS or any of its affiliates or any other contractual, legal or fiduciary obligation of confidentiality to NNS or any of its affiliates with respect to such material or (iii) has been independently acquired or developed by you or any of your Representatives without violating any of the provisions of this Agreement.

      You agree that you will keep the Evaluation Material confidential and will not use the Evaluation Material for any purpose other than determining whether you wish to enter into a Transaction. Until the end of five years from the date of this Agreement, you agree not to disclose or allow disclosure to others of any Evaluation Material; except that you may disclose Evaluation Material to your Representatives to the extent necessary to permit such Representatives to assist you in making the determination referred to in the prior sentence; provided, however, that you shall require each such Representative to be bound by the terms of this Agreement to the same extent as if it was a party hereto and you shall be responsible for any breach of this Agreement by any of your Representatives.

      You agree that you will not take any action or cause any action to be taken which might create a legal obligation for any party to make a public announcement regarding the possibility of a Transaction. You agree that you will not use the Evaluation Material in any way directly or indirectly detrimental to NNS. In particular, you agree that for a period of two years from the date of signing of this Agreement you and your affiliates will not, as a result of knowledge or information obtained from the Evaluation Material or otherwise in connection with a possible Transaction, employ or attempt to employ or divert any employee of NNS.

      You further agree that for a period of five years from the date of signing this Agreement (the “Standstill Period”) neither you nor any of your affiliates, alone or with others, will in any manner (1) acquire, agree to acquire, or make any proposal (or request permission to make any proposal) to acquire any securities or assets of NNS (other than assets transferred in the ordinary course of NNS’s business), unless such acquisition, agreement or making of a proposal shall have been expressly first approved (or in the case of a proposal, expressly first invited) by NNS’s Board of Directors, (2) except at the specific written request of NNS, propose to enter into, directly or indirectly, any merger or business combination involving NNS or any of its subsidiaries, (3) solicit proxies from shareholders of NNS or otherwise seek to influence or control the management or policies of NNS or any of its affiliates, (4) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of NNS or any of its subsidiaries, (5) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of NNS, (6) disclose any intention, plan or arrangement inconsistent with the foregoing or (7) assist, advise or encourage any other person in doing any of the foregoing. You also agree during such period not to request NNS (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provisions of this paragraph (including this sentence). You hereby represent that you do not beneficially own any of the equity securities of NNS. This paragraph shall terminate upon (i) NNS entering into any agreement for the purchase, directly or indirectly, by any third party of more than 50% of the voting power of NNS or (ii) the approval by the Board of Directors of NNS of any tender offer by a third party or equity securities representing more than 50% of the voting power of NNS.

      In addition, you agree that you and your Representatives will not make any disclosure that you are having or have had discussions concerning a Transaction, that you have received Evaluation Material or that you are considering a possible Transaction; provided, however, that you may make such disclosure if you have received the written opinion of your counsel that such disclosure must be made by you in order that you not commit a violation of law and, prior to such disclosure, you promptly advise and consult with NNS and its legal counsel concerning the information you propose to disclose.

      You understand and acknowledge that none of NNS or its affiliates, agents, advisors or representatives (i) have made or make any representation or warranty, expressed or implied, as to the accuracy, completeness or reasonableness of the Evaluation Material or (ii) shall have any liability whatsoever to you or your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omission therefrom. You agree that you are not entitled to rely on the accuracy or completeness of the Evaluation Material and that you will be entitled to rely solely on the representations and warranties made to you by NNS in any definitive agreement.

      In the event that you or anyone to whom you transmit any Evaluation Material in accordance with this Agreement are requested or required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), in connection with any proceeding, to disclose any Evaluation Material, you will give NNS prompt written notice of such request or requirement (and, in any event, before complying with any such request or requirement) so that NNS may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and you will cooperate with NNS to obtain such protective order. In the event that such protective order or other remedy is not obtained or NNS waives compliance with the relevant provisions of this Agreement, you (or such other persons to whom such request is directed) will furnish only that portion of the Evaluation Material which, in the written opinion of your counsel, is legally required to be disclosed and, upon NNS’s request, use your best efforts to obtain assurances that confidential treatment will be accorded to such information.

      If you decide that you do not wish to proceed with a Transaction, you will promptly notify NNS of that decision. In that case, or if NNS shall elect at any time to terminate further access by you to the Evaluation Material for any reason, you will promptly destroy or redeliver to NNS all copies of the Evaluation Material, destroy all Notes, delete any non-oral information incapable of physical delivery (including, but not limited to, Evaluation Material held on any computer or word processor) and deliver to NNS a certificate executed by one of your duly authorized officers indicating that the requirements of this sentence have been satisfied in full. Notwithstanding the return or destruction of Evaluation Material and Notes, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

      You agree that unless and until a definitive agreement between you and NNS with respect to any Transaction has been executed and delivered, neither NNS nor you will be under any legal obligation of any kind whatsoever with respect to such Transaction (other than as contained herein).

      You agree that monetary damages would not be a sufficient remedy for any breach of this Agreement by you or your Representatives, that in addition to all other remedies NNS shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and you will not oppose any application for injunctive relief, and you further agree to waive, and to use your best efforts to cause your Representatives to waive, any requirements for the securing or posting of any bond in connection with such remedy. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this Agreement, you shall be liable and pay to NNS all expenses (including reasonable legal fees) in connection with such litigation, including any appeal therefrom.

      In the event that any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

      This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without regard to the conflicts of laws principles thereof. Each party hereby consents to nonexclusive jurisdiction of any Federal court or state court located in New York.

      If you are in agreement with the foregoing, please so indicate by signing, dating and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

NEWPORT NEWS SHIPBUILDING INC

By /s/ Stephen B. Clarkson Name: Stephen B. Clarkson Title: Vice President & General Counsel

Agreed and Accepted:

GENERAL DYNAMICS CORPORATION

By /s/ David A. Savner Name: David A. Savner Title: Senior Vice President and General Counsel Date: March 26, 2001